Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Appointment of Interim Chairman and Adoption of Shareholder Rights Plan in
Response to Waterous Energy Fund’s Agreement to Acquire Greenfire Shares

CALGARY, ALBERTA – September 18, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada acknowledges the announcement on September 16, 2024 by Waterous Energy Fund Management Corp. (“WEF Manager”) in its capacity as manager of certain limited partnerships (collectively, “WEF”), that it has entered into agreements with certain Greenfire shareholders (the “Selling Shareholders”) to acquire 43.3% of the issued and outstanding common shares (the “Common Shares”) of the Company (the “Proposed Acquisition”). The Selling Shareholders include, among others, Allard Services Limited, a corporation controlled by Julian McIntyre, a director of Greenfire, and Annapurna Limited, a corporation controlled by Venkat Siva, a director of Greenfire. As referenced in the announcement by WEF, the Proposed Acquisition is intended to be an exempt take-over bid pursuant to the private agreement exemption (the “Exemption”) as set out in section 4.2 of National Instrument 62-104 – Takeover Bids and Issuer Bids (“NI 62-104”).

The Board of Directors of Greenfire (the “Board”) is currently reviewing the details of the Proposed Acquisition and exercising its fiduciary duties to evaluate the Company’s options, with support from its financial and legal advisors.

Greenfire’s Ongoing Evaluation of Strategic Alternatives

Given these developments, Greenfire believes it is important for shareholders to be made aware that the Board confidentially engaged TD Securities in July 2024 to assist the Company with evaluating its strategic alternatives, given the Company’s discounted valuation relative to pure play oil sands peers. Shortly after engaging TD Securities, Greenfire determined that it was in the Company’s best interest to update its reserve report to reflect its current development plans which include utilizing the latest SAGD technologies, including its successful extended reach refill wells, inflow control devices, etc., and to also capture a number of economic brownfield growth opportunities at its operations. To this end, Greenfire had engaged a reserve evaluator to commence that process and the updated report is expected to be completed by year-end. The Company believes that pursuing its strategic alternatives is in the best interests of all Greenfire’s shareholders and that the completion of the Proposed Acquisition would harm all other shareholders by prematurely and adversely affecting the successful conduct of the ongoing process and the potential completion of any shareholder value maximizing transaction that may result from the process.

Waterous Energy Fund

Greenfire understands that WEF is a value investor based in Calgary, Alberta and Canada’s largest oil and gas private equity manager. According to its website, WEF pursues a value-based investment strategy, seeking to invest in established businesses with top-quality assets that ‘work’ today. WEF is an experienced oil sands investor which currently owns 91% of Strathcona Resources Ltd. Greenfire believes the fact that WEF’s pursuit of the Proposed Acquisition, at a 15% premium, the maximum allowable under the Exemption, and without the benefit of any material non-public information provided by the Company, is a testament to the high-quality nature of Greenfire’s assets and the value inherent in its Common Shares, which is not reflected in the current trading price. WEF is seeking to acquire Greenfire’s Common Shares at a price that represents a substantial discount to its pure play oil sands peers, and the Board believes that the Proposed Acquisition price does not reflect of the intrinsic value of the Common Shares.

Greenfire notes that WEF has a history of acquiring negative control of broadly held oil companies followed by full privatizations within the next year. In April 2017, WEF acquired approximately 67% of the shares of Northern Blizzard Resources Inc. and purchased the remaining issued and outstanding shares in March 2018. In July 2020, WEF purchased approximately 45% of the shares of Osum Oil Sands Corp. and subsequently initiated an unsolicited takeover bid that resulted in it acquiring the balance of the shares in April 2021.

Appointment of Interim Chairman and Establishment of Special Committee

Prior to the announcement of the Proposed Acquisitions, Julian McIntyre served as Chair of the Board. Given Mr. McIntyre’s involvement in the Proposed Acquisition, the Board has appointed Matthew Perkal to serve as Interim Chair of the Board. In addition, the Board has determined it appropriate to appoint a special committee of independent directors (the “Special Committee”) to oversee the ongoing strategic alternatives process and to consider the Company’s options to protect the interests of the other shareholders of the Corporation and to ensure such shareholders are treated fairly in light of the Proposed Acquisition and any future transaction that may be proposed by WEF or any other interested party. The Special Committee is comprised of independent directors of the Company and is chaired by Mr. Perkal.

As announced by WEF, both Mr. McIntyre and Mr. Siva have agreed with WEF to resign from the Board upon completion of the Proposed Acquisition.

Shareholder Rights Plan

The Board also announces that it has approved the adoption of a limited-purpose shareholder rights plan (the “Rights Plan”). The Board firmly believes that the Rights Plan serves the interests of all shareholders by protecting the integrity of the strategic alternatives process and supports the fair treatment of all shareholders. The Rights Plan has been adopted pursuant to a shareholder rights plan agreement entered into between the Company and Odyssey Trust Company dated the date hereof (the “Effective Date”). The Rights Plan has been adopted to ensure, to the extent possible, that (a) all shareholders of the Company are treated fairly and equally in connection with any unsolicited take-over bid or other attempt to acquire control of Greenfire (including by way of a “creeping” take-over bid or the acquisition of a control block through private agreements between a few large shareholders such as the Proposed Acquisition) and (b) the Board has sufficient opportunity to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any unsolicited take-over bid or other attempt to acquire control of Greenfire, including pursuant to the Board’s current evaluation of strategic alternatives to maximize shareholder value. In addition, the Rights Plan is designed to prevent a “change of control” from unintentionally occurring, which would have certain adverse implications for Greenfire including requiring the Company to make an offer to repurchase all US$239 million of its outstanding 12.0% senior secured notes due 2028.

The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies.

Pursuant to the Right Plan, one right (a “Right”) will be issued and attached to each Common Share outstanding at the record time. A Right will also be attached to each Common Share issued after the record time. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares. Subject to the terms of the Rights Plan, the Rights issued under the Rights Plan become exercisable only if a person (the “Acquiring Person”), together with certain related persons (including persons “acting jointly or in concert” as defined in the Rights Plan), acquires or announces its intention to acquire 20% or more of the Common Shares without complying with the “Permitted Bid” provisions of the Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase Common Shares at a significant discount to the market price at that time.

The Rights Plan will not be triggered solely by the holding of 20% or more of the Common Shares by a shareholder and its affiliates, associates and joint actors prior to the date hereof, as any such person would be “grandfathered” subject to the terms of the Rights Plan; however, subsequent purchases of Common Shares of the Company by a “grandfathered” person after the Effective Date may cause such person to become an Acquiring Person pursuant to the terms of the Rights Plan. Under the Rights Plan, the Common Shares that WEF has agreed to purchase pursuant to the Proposed Acquisition are not considered to be beneficially owned by WEF as at the date hereof and as a result WEF will not be considered to be “grandfathered” pursuant to the terms of the Rights Plan. As such, to the extent that WEF (or its affiliates, associates and joint actors) completes the acquisition of 20% or more of the Common Shares pursuant to the Proposed Acquisition it will result in WEF becoming an Acquiring Person under the terms of the Rights Plan. The effect of the Rights Plan is to prevent WEF from acquiring more than 20% of the outstanding Common Shares pursuant to the Proposed Acquisition or otherwise other than pursuant to a Permitted Bid (as defined below) or as otherwise permitted under the Rights Plan, which is consistent with shareholder rights plans adopted by other Canadian public companies.

Under the Rights Plan, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by independent shareholders are tendered to the take-over bid.

While the Rights Plan is effective as of the Effective Date, it is subject to shareholder ratification within six months of its adoption. If the Rights Plan is not ratified by the Company’s shareholders within six months of its adoption, the Rights Plan and all Rights issued thereunder will terminate and cease to be effective at that time.

The Rights Plan is subject to acceptance from the Toronto Stock Exchange.

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, certain terms and conditions relating to the Rights Plan, the intent of the Company to conduct the strategic alternatives process to attempt to maximize value for the Greenfire shareholders, the intent of the Company to update its reserves report, the impact of certain future events on the operation of the Rights Plan and the intent of certain directors to resign from the Board upon completion of the Transactions.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. There is no certainty that the strategic alternatives process will result in a transaction superior to the Proposed Acquisition or any other transaction. If the Proposed Acquisition is not completed, there may be no other transaction forthcoming. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

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